# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HMH Holding Inc, CIK 0002021880
CUSIP: 40445M100
Title of class of securities: CL A
Address of issuer's principal executive offices: 3300 North Sam Houston Parkway East, Houston, Texas (TX), 77032
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001086619

## Reporting persons
- SCHRODER INVESTMENT MANAGEMENT GROUP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 609,527; shared voting power 0; sole dispositive power 609,527; shared dispositive power 0; aggregate amount beneficially owned 609,527 (5.3% of the class)
- Schroder Investment Management North America Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 609,527; shared voting power 0; sole dispositive power 609,527; shared dispositive power 0; aggregate amount beneficially owned 609,527 (5.3% of the class)

## Item 1. Issuer
Name of issuer: HMH Holding Inc
Address of issuer's principal executive offices: 3300 North Sam Houston Parkway East Houston, Texas 77032 United States

## Item 2. Person Filing
Name of person filing: Schroder Investment Management Group
Address of principal business office or, if none, residence: London Wall Place, London, EC2Y 5AU, GB, United
Citizenship: United Kingdom,

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 609,527
Percent of class: 5.3 %
Sole power to vote or to direct the vote: 609,527
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 609,527
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SCHRODER INVESTMENT MANAGEMENT GROUP: /s/ Thomas Darnowski, Thomas Darnowski, CEO, Americas (08/11/2026)
- Schroder Investment Management North America Inc.: /s/ Thomas Darnowski, Thomas Darnowski, CEO, Americas (08/11/2026)
Comment: **Authorized by Power of Attorney to sign on behalf of the below Advisers:
Schroder Investment Management Group